Exhibit 99.4

Core Gaming, Inc. And Its Subsidiary

Consolidated Financial Statements

For The Three Months Ended March 31, 2025

1

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Financial Position

As At March 31, 2025 and December 31, 2024

(Expressed In United States Dollars)

	Note	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
		$	$
ASSETS
Current assets
Prepayments, net		901,552	889,172
Other receivables, net		4,037,133	4,045,411
Accounts receivable, net		7,069,004	9,120,543
Cash and cash equivalents		5,773,801	5,559,276
Total current assets		17,781,490	19,614,402

Non-current assets
Intangible assets	5	1,166	1,510
Total non-current assets		1,166	1,510

Total assets		17,782,656	19,615,912

LIABILITIES AND EQUITY
Current liabilities
Account and other payables		15,677,888	17,414,049
Taxes Payable		21,299	21,269
Total current liabilities		15,699,187	17,435,318

Total liabilities		15,699,187	17,435,318

Equity
Share capital	6	100	100
Share premium	6	2,569,466	2,569,466
Other reserves		(13,520)	(16,652)
Accumulated loss		(472,577)	(372,320)
Total Equity		2,083,469	2,180,594

Total liabilities and equity		17,782,656	19,615,912

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

2

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For The Three Months Ended March 31, 2025

(Expressed In United States Dollars)

	Note	Three Months Ended March 31, 2025 (Unaudited)
		$
Revenue		14,509,763
Cost of providing services	4	(14,738,105)
Gross profit		(228,342)

General and administrative expenses	4	(198,833)
Net impairment reversal on financial and contract assets		316,514
Other income		52,598
Foreign exchange loss - net		(28,803)
Operating loss		(86,866)

Interest income		120
Finance cost		(13,511)
Finance cost - net		(13,391)

Loss before income tax		(100,257)

Income tax expenses		-

Loss for the period		(100,257)

Other comprehensive income		3,132

Total comprehensive loss		(97,125)

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

3

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Change in Equity

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

	Note	Share capital	Share premium	Accumulated loss	Other reserves Foreign currency translation	Total Equity
		$	$	$	$	$
Balance as of January 1, 2025		100	2,569,466	(372,320)	(16,652)	2,180,594

Net loss		-	-	(100,257)	-	(100,257)

Foreign currency translation loss		-	-	-	3,132	3,132

Balance as of March 31, 2025		100	2,569,466	(472,577)	(13,520)	2,083,469

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

4

Core Gaming, Inc. And Its Subsidiary

Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2025

(Expressed In United States Dollars)

	Note	Three Months Ended March 31, 2025 (Unaudited)
		$
Net Profit		(100,257)

Adjustments for
Amortization		347

Changes in operating assets and liabilities:
Accounts receivable		2,051,539
Prepayment		(12,380)
Other receivables		8,278
Accounts payable and accrued liabilities		(1,736,161)
Tax payables		30
Cash flow generated from operation		211,396

Net cash generated from operating activities		211,396

Cash used for investing activities
Net cash generated from investing activities		-

Cash flow from financing activities
Net cash generated from financing activities		-

Foreign exchange		3,129

Net increase in cash		214,525
Cash and Cash Equivalent at beginning of the period		5,559,276
Cash and Cash Equivalent at end of the period		5,773,801

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

5

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

1.	Basis of Presentation and Summary of Significant Accounting Policies

Corporate information

Core Gaming, Inc. (the “Company”) is incorporated under the laws of the State of Delaware. Its registered and principal executive offices are located at 25 SE 2nd Avenue Ste. 550 Miami, Florida 33131.

The principle activities of the Company are development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

Basis of Presentation

The accompanying consolidated financial statements of Core Gaming, Inc. and its subsidiary (the “Group”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS.

The financial statements have been prepared on a historical cost basis.

New and amended standards adopted by the Group

The Group has adopted the new or amended IFRS and Interpretations of FRS (“INT IFRS”) that are mandatory for application for the financial period. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective SFRS and INT SFRS.

The adoption of these new or amended SFRS and INT SFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current financial period.

New standards and interpretations not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for March 31, 2025 reporting periods and have not been early adopted by the Group. These amendments are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Summary of Significant Accounting Policies

1) Group accounting

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

6

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill.

2) Foreign Currency Translation

The Company’s function currency is United States dollars. The Group translates the financial statements of the Group entities (none of which has the currency of a hyperinflationary economy) that have a different functional currency different from the presentation currency into United States dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss).

3) Revenue and Account Receivables

The Group generates its income through publishing advertisements on various advertising platforms. The Group’s performance obligation is to provide customers with access to the advertising solutions. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services. The revenue is estimated based on advertising data for each month and revised after confirmation of revenues with various advertising agencies.

4) Account and Other Payables

Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. Other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These payables are typically settled within the standard payment terms contracted with the respective suppliers. These payables do not bear interests.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

5) Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

7

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

6) Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the financial year. Taxable profit differs from profit as reported profit or loss because it excludes items of income or expense that are taxable or deductible in other financial years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group operates by the end of the financial year.

Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

7) Financial assets

(a) Classification and measurement

The Group classifies its financial assets in the following measurement categories:

● Amortized cost;

● Fair value through other comprehensive income (FVOCI); and

● Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Cash and cash equivalents, trade and other receivables are carried at amortized cost subsequently.

(b) Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

8) Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

8

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are long past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

9) Intangible assets

Patents and licenses

Cost for applying and registering patents, trademark and license are capitalized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

10) Lease

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

11) Provision

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

2.	Significant accounting judgements and estimates

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

Impairment of trade receivables

Based on the Group’s historical credit loss experience, trade receivables exhibited different loss patterns for each receivable aging group. Accordingly, management has determined the expected loss rates by grouping the receivables by aging groups. A loss allowance of $242,891 for trade receivables was recognized as at March 31, 2025.

9

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

3.	Revenue

Revenues consist of the following items:

Three Months Ended March 31, 2025
$
Advertisement publishing service	14,509,763

4.	Expense by nature

Three Months Ended March 31, 2025
$
Advertisement publishing cost	11,758,101
Software technology cost	2,861,315
Other service cost	118,689
Cost of providing services	14,738,105

Staff cost	88,054
Office expense	45,685
Others	65,094
General and administrative expenses	198,833

5.	Intangible assets

Intangible assets consist of capitalized patent application fees.

	Trademark & Patents	Total
	$	$
Cost
At January 1, 2025	2,435	2,435
Exchange difference	3	3
At March 31, 2025	2,438	2,438

Accumulated depreciation
At January 1, 2025	925	925
Depreciation	347	347
At March 31, 2025	1,272	1,272

Carrying amount
At January 1, 2025	1,510	1,510
At March 31, 2025	1,166	1,166

6.	Share capital

	Number of ordinary shares	Par value	Share premium
		$	$
Issued and fully paid:
At January 1, 2025 & March 31, 2025	1,000,000	100	2,569,466

10

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

7.	Investment in subsidiary

2024
$
Unquoted shares, at cost	2,569,491

The details of the subsidiary as at March 31, 2025 are:

Name of Group (Country of incorporation)	Principal activities	Cost of investment	Percentage of equity held by the Parent	Percentage of equity held by the Group
		03.31.2025	03.31.2025	03.31.2025
		$	%	%
Newbyera Technology Limited (Hong Kong)	Mobile game developing and publishing	2,569,491	100	100

8.	Financial instruments and financial risks

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Group is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change to the Group’s exposure to the financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Group and the platforms and agencies. The Group generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As at March 31, 2025, Accounts receivables amounted to $7,311,895, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Group reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Group determines amounts are no longer collectible.

11

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as at January 1, 2025	491,245
Changes in credit risk	(248,354)
Balance as at March 31, 2025	242,891

Liquidity risk

Liquidity risks refer to the risks in which the Group and Group encounters difficulties in meeting its short-term obligations. Liquidity risks are managed by matching the payment and receipt cycle.

The table below summarizes the maturity profile of the Group and Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

Group	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	5,773,801	-	-	5,773,801
Other receivables	4,037,133	-	-	4,037,133
Trade receivables	7,069,004	-	-	7,069,004
As at March 31, 2025	16,879,938	-	-	16,879,938

Financial liabilities
Trade and other payables	15,677,888		-	15,677,888
Taxes payables	21,299	-	-	21,299
As at March 31, 2025	15,699,187	-	-	15,699,187

Net undiscounted financial assets as at March 31, 2025	1,180,751	-	-	1,180,751

Group	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	5,559,276	-	-	5,559,276
Other receivables	4,045,411	-	-	4,045,411
Trade receivables	9,120,543	-	-	9,120,543
As at December 31, 2024	18,725,230	-	-	18,725,230

Financial liabilities
Trade and other payables	17,414,049		-	17,414,049
Taxes payables	21,269	-	-	21,269
As at December 31, 2024	17,435,318	-	-	17,435,318

Net undiscounted financial assets as at December 31, 2024	1,299,912	-	-	1,299,912

12

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

Market risks

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Group’s income or the value of its holdings of financial instruments. The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Group entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Group entities are short-term in nature, their exposure to foreign currency risk is not significant. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

9.	Fair value of assets and liabilities

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a)	Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Group can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b)	Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c)	Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Except as disclosed in the respective notes, the carrying amounts of the current financial assets and financial liabilities, including cash and bank balances, trade and other receivables, trade and other payables approximate their respective fair values due to their short maturity nature.

10.	Commitments and Contingencies

The Group’s agreements with platforms and agencies typically obligate the Group to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Group to provide indemnification under such agreements and there are no claims that the Group is aware that could have a material effect on the Group’s financial statements.

13

Core Gaming, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Three Months Ended March 31, 2025 (Unaudited)

(Expressed In United States Dollars)

11.	Significant Ongoing Transaction – Proposed Merger

On 26 February 2025, Core Gaming, Inc. entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Purchaser”), and Siyata Core Acquisition U.S., Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”).

Pursuant to the Merger Agreement:

●	The Company will merge with and into Merger Sub (the “Merger”), with the Company continuing as the surviving entity and becoming a wholly owned subsidiary of Purchaser.

●	In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger.

●	On the Closing Date (as defined in the Merger Agreement), a certificate of merger will be filed with the Secretary of State of Delaware, and the Merger will become effective at the time specified therein (the “Effective Time”).

●	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Company as the surviving corporation.

As at the reporting date, the Merger had not yet been completed and remains subject to the satisfaction of customary closing conditions and regulatory approvals. Accordingly, no accounting recognition has been made to the financial statements for the period ended 31 March 2025 in respect of this proposed transaction.

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